Filed Pursuant to Rule 424(b)(3)
                                        File No. 33-62437
GENERAL SIGNAL CORPORATION                             DATA SWITCH CORPORATION

                  SUPPLEMENT TO PROSPECTUS AND PROXY STATEMENT
                            DATED SEPTEMBER 19, 1995
                      FOR SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD OCTOBER 18, 1995

    The following information supplements and should be read in conjunction with the Prospectus and Proxy Statement dated September 19, 1995 (the "Prospectus/Proxy Statement") of General Signal Corporation ("General Signal") and Data Switch Corporation ("Data Switch"), which was previously furnished to Data Switch stockholders of record as of September 18, 1995. Capitalized terms defined in the Prospectus/Proxy Statement are used in this supplement as defined in the Prospectus/Proxy Statement.

BACKGROUND

    The Board of Directors of Data Switch has previously invited all stockholders to a Special Meeting of Stockholders, to be held on Wednesday, October 18, 1995, commencing at 10:00 A.M., local time, at the Trumbull Marriott Hotel, 180 Hawley Lane, Trumbull, Connecticut. At the Special Meeting you will be asked to consider and approve the proposed merger of Data Switch with a wholly-owned subsidiary of General Signal pursuant to the Merger Agreement. If the Merger is approved, each of your shares of Data Switch Common Stock ("Data Switch Shares") would be converted into the right to receive the fraction of a share (the "Exchange Ratio") of General Signal Common Stock determined by dividing $4.55 by the average closing price per share of General Signal Common Stock as reported on the New York Stock Exchange composite tape for the 30 consecutive trading days prior to and including October 17, 1995 (the "Average Market Value"). Such closing prices for such trading days through October 5 are set forth in Exhibit A hereto. However, the Exchange Ratio would in no event be greater than 0.14677, or less than 0.10581, of a share of General Signal Common Stock. Thus, if the Average Market Value were less than $31, the Exchange Ratio would not be greater than 0.14677 and if the Average Market Value exceeds $43, the Exchange Ratio would not be less than 0.10581.

    The proposed Merger has been approved by the Boards of Directors of Data Switch and General Signal and is subject to approval by holders of a majority of the outstanding Data Switch Shares. As of the record date for determination, there were 12,609,415 Data Switch Shares outstanding held by approximately 2,300 holders of record, (excluding 36,372 Data Switch Shares held by Data Switch in the Treasury). The affirmative vote of holders of 6,304,708 Data Switch Shares is required for approval of the Merger. Your vote may be important to the timely completion of the transaction.

GENERAL SIGNAL EARNINGS PROSPECTS FOR 1995

    General Signal issued a press release following the close of trading on September 21, 1995, in which it announced it expects earnings per share of General Signal Common Stock from continuing operations for the full year ended December 31, 1995 to be below current Wall Street estimates of $2.45 to $2.50 by approximately six to eight percent. General Signal management cited, among other things, negative order trends in General Signal's automotive/bicycle-related and small motor businesses, coupled with margin pressure in its fittings business and a division of its pump group, as reasons for the expected earnings shortfall.

    General Signal stated that it expects 1995 to be a record year, despite this earnings shortfall.

RECENT PRICES; VOTING; ASSISTANCE

    On September 21, 1995, the last reported sale price per share of General Signal Common Stock was $35 1/8. Since General Signal's announcement, and through October 5, 1995, the closing prices of General Signal Common Stock were between $30 5/8 and $28 3/8 per share.

    As the Exchange Ratio is calculated based upon the price of General Signal Common Stock for the thirty (30) trading days preceding the date of the Special Meeting, the market value as of the date of the Special Meeting of the General Signal Common Stock comprising the Exchange Ratio may be less than $4.55 per Data Switch Share. Although such market value of General Signal Common Stock may be less than $4.55 per Data Switch Share, shareholders will receive a higher Exchange Ratio and, therefore, more shares, subject to the maximum described above in "Background".

    Any proxy which has previously been given which is not revoked will remain in effect. You may revoke your proxy at any time prior to its exercise, by written notice to Data Switch, by executing and delivering to Data Switch a later dated proxy prior to the meeting, or by attending the meeting and voting your shares in person.

    Any questions or requests for assistance regarding the Merger or requests by Data Switch stockholders for additional copies of the Prospectus/Proxy Statement may be directed to Morrow & Co., Inc., Data Switch's information agent, toll free at (800) 662-5200.

                              -------------------
    THE SECURITIES ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS/PROXY STATEMENT OR THIS SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

    The date of this supplement to the Prospectus/Proxy Statement is October 6, 1995.

                                                                       EXHIBIT A

                          GENERAL SIGNAL COMMON STOCK
                               CLOSING PRICES FOR

                         TRADING DAYS THROUGH OCTOBER 5

DAY #         DATE          PRICE
-----     -------------    --------
   1      September 6       $36
   2      September 7       $35 1/2
   3      September 8       $35 5/8
   4      September 11      $35 3/8
   5      September 12      $35 1/4
   6      September 13      $34 1/2
   7      September 14      $34 7/8
   8      September 15      $34 7/8
   9      September 18      $35 1/2
  10      September 19      $35 3/8
  11      September 20      $35 3/8


DAY #         DATE          PRICE
-----     -------------    --------
  12      September 21      $35 1/8
  13      September 22      $30 5/8
  14      September 25      $30 1/8
  15      September 26      $28 1/2
  16      September 27      $29 1/8
  17      September 28      $29 3/8
  18      September 29      $29 1/4
  19      October 2         $28 7/8
  20      October 3         $28 3/8
  21      October 4         $29
  22      October 5         $29 1/4

------------

NOTE: Closing prices for the trading days October 6 through October 17 also are included in the calculation of Average Market Value.